

15049141

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC RECEIVED PROCESSING MAR 1 6 2015 WASH

| SEC FILE NUMBER |
|---|
| 8- 37664 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___1/1/14___ AND ENDING ___12/31/14___
                                    MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:     TLS FINANCIAL SERVICES, INC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

920 PROVIDENCE ROAD  SUITE 203
(No. and Street)

TOWSON                    MARYLAND                21286
(City)                    (State)                 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS L. SCHMIDT                                       410-825-1295
                                                 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KUCZAK & ASSOCIATES, P.A.
                (Name – if individual, state last, first, middle name)

139 N MAIN STREET SUITE 101      BEL AIR        MARYLAND        21014
(Address)                        (City)         (State)         (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

(8)

# OATH OR AFFIRMATION

I, _____THOMAS L. SCHMIDT_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____TLS FINANCIAL SERVICES, INC._____ , as of _____DECEMBER 31_____ , 20__14__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

*Thomas L. Schmidt*
**Signature**

*President*
**Title**

*Debra J. Kalandal*
Notary Public

My Comm. Ssion Expires: 06|11|2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TLS FINANCIAL SERVICES, INC.

## FINANCIAL STATEMENTS

### December 31, 2014

KUCZAK & ASSOCIATES, P.A.

CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS CONSULTANTS



# TLS FINANCIAL SERVICES, INC.

## FINANCIAL STATEMENTS

### December 31, 2014

# CONTENTS

**Page**



# KUCZAK
## & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 300
Bel Air, MD 21014


The Board of Directors
TLS Financial Services, Inc.
Towson, Maryland

## Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of TLS Financial Services, Inc. as of December 31, 2014, and related statements of income, changes in stockholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). These financial statements are the responsibility of the company's management.

We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") (United States) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB. We have served as the Company's auditor consecutively since 2004.

## Basis of Opinion

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, appropriate evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit to provides a reasonable basis for our opinion.

## Opinion on the Financial Statement

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TLS Financial Services, Inc. as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the PCAOB, TLS Financial Services, Inc.'s internal control over financial reporting as of December 31, 2014, and our report dated January 19, 2015 expressed that the controls were adequate.

## Critical Audit Matters

The standards of the PCAOB require that we communicate in our report critical audit matters relating to the audit of the current period's financial statements or state that we determined that there are no critical audit matters. Critical audit matters are those matters addressed during the audit that (1) involved our most difficult, subjective, or complex judgments: (2) posed the most difficulty to us in obtaining sufficient appropriate evidence: or (3) posed the most difficulty to us in forming our opinion on the financial statements.

We determined that there are no critical audit matters

In addition to auditing the Company's financial statements in accordance with the standards of the PCAOB, we evaluated whether the other information, included in the annual report on The Financial and Operational Combined Uniform Single Report IIa and Statement Pertaining to Exemptive Provisions Under 15c3-3(k)(2)(i) filed with the Securities and Exchange Commission that contains both the December 31, 2014 financial statements and our audit report on those financial statements, contains a material inconsistency with the financial statements, a material misstatement of fact, or both. Our evaluation was based on relevant audit evidence obtained and conclusions reached during the audit. We did not audit the other information and do not express an opinion on the other information. Based on our evaluation, we have not identified a material inconsistency or a material misstatement of fact in the other information.

*Knight & Associates, P.A.*

Bel Air, Maryland
January 19, 2015

# TLS FINANCIAL SERVICES, INC.

**Balance Sheet**
See Auditor's Report

December 31, 2014

## ASSETS

| | |
|---|---:|
| Current Assets: | |
| Cash and cash equivalents | $ 39,152 |
| **Total Assets** | $ 39,152 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---:|
| Current Liabilities: | |
| Accounts payable | $ 500 |
| | 500 |
| Stockholder's Equity: | |
| Common stock $1.00 par value; authorized 100,000 shares | |
| Issued and outstanding 100 shares | 100 |
| Additional paid-in capital | 28,731 |
| Retained earnings | 9,821 |
| Total stockholders' equity | 38,652 |
| **Total Liabilities and  Stockholder's Equity** | $ 39,152 |

The notes to financial statements are an integral part of these statements.

**TLS FINANCIAL SERVICES, INC.**

**Statements of Operations and Retained Earnings**
See Auditor's Report

For the year ended December 31, 2014

**INCOME**

| | | |
|---|---|---:|
| Commissions | $ | 27,542 |

**EXPENSES**

| | |
|---|---:|
| Commissions | 14,375 |
| Management fee | 6,000 |
| Professional fees | 5,665 |
| Insurance | 2,125 |
| Other expenses | 475 |
| | 28,640 |

| | | |
|---|---|---:|
| **Net loss** | $ | (1,098) |

**RETAINED EARNINGS**

| | | |
|---|---|---:|
| Retained earnings, beginning of year | $ | 15,919 |
| Distribution to shareholder | | (5,000) |
| Net loss | | (1,098) |
| **Retained earnings, end of year** | $ | 9,821 |

The notes to financial statements are an integral part of these statements.

# TLS FINANCIAL SERVICES, INC.

## Statement of Cash Flows
See Auditor's Report

For the year ended December 31, 2014

| | | |
|---|---|---:|
| **Cash flows from operating activities:** | | |
| Net loss | $ | (1,098) |
| Adjustments to reconcile net loss to net cash | | |
| Provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Decrease in accounts receivable | | 1,212 |
| Net cash provided by operating activities | | 114 |
| | | |
| **Cash flows from financing activities:** | | |
| Distributions to stockholders | | (5,000) |
| | | |
| **Decrease in cash and cash equivalents** | | (4,886) |
| Cash and cash equivalents, beginning of year | | 44,038 |
| | | |
| **Cash and cash equivalents, end of year** | $ | 39,152 |

The notes to financial statements are an integral part of these statements.

**TLS FINANCIAL SERVICES, INC.**

**Notes to Financial Statements**
See Auditor's Report

December 31, 2014

1.  **Line of Business and Summary of Significant Accounting Policies**

    Nature of Business and Reporting Entity

    TLS Financial Services, Inc. was incorporated in Maryland in 1986. The Company advises investors in the Mid-Atlantic region, in the purchase of mutual fund investments and acts as an agent, receiving commissions from mutual fund families when their clients purchase mutual fund investments. The Company's business is limited to mutual funds.

    Revenue and Cost Recognition

    Revenues are derived primarily from brokerage commissions. They are recorded on the accrual basis.

    Cash and Equivalents

    For the purposes of the cash flow presentation, the Company considers all cash on deposit and money market funds as cash and equivalents.

    Income Taxes

    The stockholder of the Company has elected to be taxed in accordance with the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, in lieu of corporate income taxes, the individual shareholder is taxed on his proportionate share of the taxable income of the Company. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

    Use of Estimates in Preparing Financial Statements

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accompanying financial statements contain no significant estimates.

# TLS FINANCIAL SERVICES, INC.

**Notes to Financial Statements** (continued)
See Accountant's Review Report

For the year ended December 31, 2014

2.    **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2014, the Company had net capital requirements of approximately $38,652. The Company's aggregate indebtedness to net capital ratio was .01 to 1.

3.    **Concentrations of Credit Risk**

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash.

The Company maintains cash with one financial institution, but is within the FDIC limits. As part of its cash management process, the Company performs periodic evaluations of its credit standing of the financial institution.

4.    **Related Party Transactions**

TLS Advisory Services, Inc. a related party through common ownership maintains office space used by the Company. During the year the Company paid TLS Advisory Services, Inc. $500 per month under a month-to-month arrangement as a management fee for their use of office space and supplies. The management fee for the year ended December 31, 2014 was $6,000.

The Company paid commissions in the amount of $14,375 to the sole stockholder during the year ended December 31, 2014.

# TLS FINANCIAL SERVICES, INC.
## STATEMENT PERTANING TO EXEMPTIVE PROVISIONS UNDER 15C3-3(K)(2)(i)
### December 31, 2014

**Computation for Determination of Reserve
Requirement Under Exhibit A**

Member exempt under 15c3-3(k)(2)(i)

**Information Relating to Possession
and Control Requirements
Under Rule 15c3-3(k)(2)(i)**

Member exempt under 15c3-3(k)(2)(i)

TLS Financial Services, Inc. is exempt from 240.15c3-3(k)(2)(i) for the year ending December 31, 2014. The Company was in compliance for the entire year ending December 31, 2014.

*Thomas L. Schmidt*

Thomas L. Schmidt, President

# TLS FINANCIAL SERVICES, INC.
## SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
### (PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1)
### DECEMBER 31, 2014

**COMPUTATION OF AGGREGATE INDEBTEDNESS**

Liabilities included in aggregate indebtedness:

| | |
|---|---|
| Accounts payable | $ 500 |
| Aggregate Indebtedness | $ 500 |

**COMPUTATION OF NET CAPITAL**

| | |
|---|---|
| Total stockholders' equity | $ 38,652 |
| Less: Total Non-Allowable Assets | - |
| Net Capital | $ 38,652 |

**CAPITAL REQUIREMENTS**

| | |
|---|---|
| Net capital required | $ 5,000 |
| Net capital in excess of requirements | 33,652 |
| Net capital, as shown above | $ 38,652 |
| Ratio of aggregated indebtedness to net capital | .01 to 1 |

**RECONCILIATION WITH COMPANY'S COMPUTATION**

| | |
|---|---|
| Net capital, as reported in Company's Part II (Unaudited) Focus Report | $ 43,538 |
| Net Capital Per Above | $ 38,652 |
| Aggregate indebtedness, as reported in Company's Part II (Unaudited) Focus Report | $ 500 |
| No changes required, as noted during audit | - |
| Aggregate indebtedness, Per Above | $ 500 |

There were no material differences between the audited computation of net capital and the broker/dealer's corresponding Unaudited Part II A.

*See Independent Auditors' Report*

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

# FOCUS REPORT
## (FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
## PART IIA [12]

**FORM X-17A-5**

### (Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]    2) Rule 17a-5(b) [ ] [17]    3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]    5) Other [ ] [26]

**NAME OF BROKER-DEALER**

TLS FINANCIAL SERVICES, INC. [13]

**ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)**

920 PROVIDENCE RD, SUITE 203 [20]
(No. and Street)

TOWSON [21]    MD [22]    21286-2977 [23]
(City)    (State)    (Zip Code)

**SEC. FILE NO.**

8-37664 [14]

**FIRM ID NO.**

19625 [15]

**FOR PERIOD BEGINNING (MM/DD/YY)**

10/01/14 [24]

**AND ENDING (MM/DD/YY)**

12/31/14 [25]

**NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT**    (Area code) - Telephone No.

Thomas L. Schmidt [30]    (410) 825-1295 [31]

**NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT**    OFFICIAL USE

[32]    [33]
[34]    [35]
[36]    [37]
[38]    [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ?    YES [ ] [40]    NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT    [ ] [42]

**EXECUTION:**

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _21st_ day of _JANUARY_ 20 _15_

Manual Signatures of:

1) _Thomas L. Schmidt_
Principal Executive Officer or Managing Partner

2) _Thomas L. Schmidt_
Principal Financial Officer or Partner

3) _Thomas R. Schmidt_
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a) )

FINRA

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

Date: 1/21/15 5:39 PM
Status: Accepted

| BROKER OR DEALER | | |
|---|---|---|
| TLS FINANCIAL SERVICES, INC. | N 3 | [100] |

## STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY)  12/31/14  [99]

SEC FILE NO.  8-37664  [98]

Consolidated [ ] [198]

Unconsolidated [X] [199]

### ASSETS

| | Allowable | Non-Allowable | Total |
|---|---|---|---|
| 1. Cash | $ 39,152 [200] | $ | 39,152 [750] |
| 2. Receivables from brokers or dealers: | | | |
| A. Clearance account | [295] | | |
| B. Other | [300] | $ [550] | [810] |
| 3. Receivables from non-customers | [355] | [600] | [830] |
| 4. Securities and spot commodities owned, at market value: | | | |
| A. Exempted securities | [418] | | |
| B. Debt securities | [419] | | |
| C. Options | [420] | | |
| D. Other securities | [424] | | |
| E. Spot commodities | [430] | | [850] |
| 5. Securities and/or other investments not readily marketable: | | | |
| A. At cost $ [130] | | | |
| B. At estimated fair value | [440] | [610] | [860] |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | [460] | [630] | [880] |
| A. Exempted securities $ [150] | | | |
| B. Other securities $ [160] | | | |
| 7. Secured demand notes: | [470] | [640] | [890] |
| Market value of collateral: | | | |
| A. Exempted securities $ [170] | | | |
| B. Other securities $ [180] | | | |
| 8. Memberships in exchanges: | | | |
| A. Owned, at market $ [190] | | | |
| B. Owned, at cost | | [650] | |
| C. Contributed for use of the company, at market value | | [660] | [900] |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | [480] | [670] | [910] |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization. | [490] | [680] | [920] |
| 11. Other assets | [535] | [735] | [930] |
| 12. Total Assets | $ 39,152 [540] | $ [740] | $ 39,152 [940] |

Page 1

OMIT PENNIES

| BROKER OR DEALER | | |
|---|---|---|
| TLS FINANCIAL SERVICES, INC. | as of | 12/31/14 |

## STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS
### LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|
| 13. Bank loans payable | $ [1045] | $ [1255] | $ [1470] |
| 14. Payable to brokers or dealers: | | | |
| A. Clearance account | [1114] | [1315] | [1560] |
| B. Other | [1115] | [1305] | [1540] |
| 15. Payable to non-customers | [1155] | [1355] | [1610] |
| 16. Securities sold not yet purchased, at market value | | [1360] | [1620] |
| 17. Accounts payable, accrued liabilities, expenses and other | 500 [1205] | [1385] | 500 [1685] |
| 18. Notes and mortgages payable: | | | |
| A. Unsecured | [1210] | | [1690] |
| B. Secured | [1211] | [1390] | [1700] |
| 19. Liabilities subordinated to claims of general creditors: | | | |
| A. Cash borrowings: | | [1400] | [1710] |
| 1. from outsiders $ [970] | | | |
| 2. Includes equity subordination (15c3-1(d)) of $ [980] | | | |
| B. Securities borrowings, at market value from outsiders $ [990] | | [1410] | [1720] |
| C. Pursuant to secured demand note collateral agreements | | [1420] | [1730] |
| 1. from outsiders $ [1000] | | | |
| 2. includes equity subordination (15c3-1(d)) of $ [1010] | | | |
| D. Exchange memberships contributed for use of company, at market value | | [1430] | [1740] |
| E. Accounts and other borrowings not qualified for net capital purposes | [1220] | [1440] | [1750] |
| 20. TOTAL LIABILITIES | $ 500 [1230] | $ [1450] | $ 500 [1760] |

### Ownership Equity

| | | |
|---|---|---|
| 21. Sole proprietorship | | $ [1770] |
| 22. Partnership (limited partners) | $ [1020] | [1780] |
| 23. Corporation: | | |
| A. Preferred stock | | [1791] |
| B. Common stock | | 100 [1792] |
| C. Additional paid-in capital | | 28,731 [1793] |
| D. Retained earnings | | 9,821 [1794] |
| E. Total | | 38,652 [1795] |
| F. Less capital stock in treasury | | ( ) [1796] |
| 24. TOTAL OWNERSHIP EQUITY | | $ 38,652 [1800] |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | $ 39,152 [1810] |

OMIT PENNIES

Date: 1/21/15 5:39 PM
Status: Accepted

| BROKER OR DEALER | | |
|---|---|---|
| TLS FINANCIAL SERVICES, INC. | as of | 12/31/14 |

## COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition ........................... $ 38,652 [3480]
2. Deduct ownership equity not allowable for Net Capital .......................................... ( ) [3490]
3. Total ownership equity qualified for Net Capital .............................................. 38,652 [3500]
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital ............... [3520]
   B. Other (deductions) or allowable credits (List) ......................................... [3525]
5. Total capital and allowable subordinated liabilities ........................................... $ 38,652 [3530]
6. Deductions and/or charges:
   A. Total non-allowable assets from
      Statement of Financial Condition (Notes B and C) ..................... $ [3540]
   B. Secured demand note deficiency ................................... [3590]
   C. Commodity futures contracts and spot commodities-
      proprietary capital charges ................................... [3600]
   D. Other deductions and/or charges ................................... [3610] ( ) [3620]
7. Other additions and/or allowable credits (List) ......................................... [3630]
8. Net Capital before haircuts on securities positions ......................................... $ 38,652 [3640]
9. Haircuts on securities (computed, where appliicable,
   pursuant to 15c3-1(f)) :
   A. Contractual securities commitments ................................... $ [3660]
   B. Subordinated securities borrowings ................................... [3670]
   C. Trading and investment securities:
      1. Exempted securities ................................... [3735]
      2. Debt securities ................................... [3733]
      3. Options ................................... [3730]
      4. Other securities ................................... [3734]
   D. Undue concentration ................................... [3650]
   E. Other (List) ................................... [3736] ( ) [3740]
10. Net Capital ................................... $ 38,652 [3750]

OMIT PENNIES

Date: 1/21/15 5:39 PM
Status: Accepted

BROKER OR DEALER

TLS FINANCIAL SERVICES, INC.                    as of          12/31/14

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
### Part A

| | | |
|---|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 33 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 5,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 5,000 | 3760 |
| 14. Excess net capital (line 10 less 13) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 33,652 | 3770 |
| 15. Net capital less greater of 10% of line 19 or 120% of line 12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 32,652 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 500 | 3790 |
| 17. Add: | | |
| A. Drafts for immediate credit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ | 3800 | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ | 3810 | |
| C. Other unrecorded amounts (List) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ | 3820 $ | 3830 |
| 19. Total aggregate indebtedness . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 500 | 3840 |
| 20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) . . . . . . . . . . . . . . . . . . . . . . % | 1.29 | 3850 |
| 21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) . . . . . . . . . . . . . . . . . . % | 0.00 | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT
### Part B

| | | |
|---|---|---|
| 22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | 3870 |
| 23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | 3880 |
| 24. Net capital requirement (greater of line 22 or 23) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | 3760 |
| 25. Excess net capital (line 10 less 24) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | 3910 |
| 26. Net capital in excess of the greater of: | | |
| 5% of combined aggregate debit items or 120% of minimum net capital requirement . . . . . . . . . . . . . . . . . . . . . | $ | 3920 |

## NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

   1. Minimum dollar net capital requirement, or

   2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Date: 1/21/15 5:39 PM
Status: Accepted

| BROKER OR DEALER |
| --- |
| TLS FINANCIAL SERVICES, INC. |

For the period (MMDDYY) from __10/01/14__ |3932| to __12/31/14__ |3933|

Number of months included in this statement __3__ |3931|

## REVENUE
## STATEMENT OF INCOME (LOSS)

1. Commissions:

a. Commissions on transactions in exchange listed equity securities executed on an exchange ................. $ _____ |3935|

b. Commissions on listed option transactions ......................................................... _____ |3938|

c. All other securities commissions ......................................................... _____ |3939|

d. Total securities commissions ......................................................... _____ |3940|

2. Gains or losses on firm securities trading accounts

a. From market making in options on a national securities exchange .................................... _____ |3945|

b. From all other trading ......................................................... _____ |3949|

c. Total gain (loss) ......................................................... _____ |3950|

3. Gains or losses on firm securities investment accounts .................................... _____ |3952|

4. Profits (losses) from underwriting and selling groups .................................... _____ |3955|

5. Revenue from sale of investment company shares .................................... 6,104 |3970|

6. Commodities revenue ......................................................... _____ |3990|

7. Fees for account supervision, investment advisory and administrative services .................... _____ |3975|

8. Other revenue ......................................................... _____ |3995|

9. Total revenue ......................................................... $ 6,104 |4030|

## EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers ................. 3,052 |4120|

11. Other employee compensation and benefits ......................................................... _____ |4115|

12. Commissions paid to other brokers-dealers ......................................................... _____ |4140|

13. Interest expense ......................................................... _____ |4075|

a. Includes interest on accounts subject to subordination agreements .................. _____ |4070|

14. Regulatory fees and expenses ......................................................... 510 |4195|

15. Other expenses ......................................................... 1,500 |4100|

16. Total expenses ......................................................... $ 5,062 |4200|

## NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16) ........................ $ 1,042 |4210|

18. Provision for Federal income taxes (for parent only) ......................................................... _____ |4220|

19. Equity in earnings (losses) of unconsolidated subsidiaries not included above ......................... _____ |4222|

a. After Federal income taxes of ......................................................... |4238|

20. Extraordinary gains (losses) ......................................................... _____ |4224|

a. After Federal income taxes of ......................................................... |4239|

21. Cumulative effect of changes in accounting principles ......................................................... _____ |4225|

22. Net income (loss) after Federal income taxes and extraordinary items ......................... $ 1,042 |4230|

## MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items ................. 4,820 |4211|

Date: 1/21/15 5:39 PM
Status: Accepted

BROKER OR DEALER

TLS FINANCIAL SERVICES, INC.

For the period (MMDDYY) from _____10/01/14_____ to _____12/31/14_____

## STATEMENT OF CHANGES IN OWNERSHIP EQUITY
### (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | |
|---|---|---|---|
| 1. Balance, beginning of period | . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ | 37,610 | 4240 |
| A. Net income (loss) | . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,042 | 4250 |
| B. Additions (includes non-conforming capital of | . . . . . . . . . . . . . . . . . . . . . $ ____ 4262 ) | | 4260 |
| C. Deductions (includes non-conforming capital of | . . . . . . . . . . . . . . . . . . . . . $ ____ 4272 ) | | 4270 |
| 2. Balance, end of period (from item 1800) | . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ | 38,652 | 4290 |

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
### TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| 3. Balance, beginning of period | . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ | 4300 |
| A. Increases | . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4310 |
| B. Decreases | . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4320 |
| 4. Balance, end of period (from item 3520) | . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ | 4330 |

OMIT PENNIES

BROKER OR DEALER

TLS FINANCIAL SERVICES, INC.               as of          12/31/14

## Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $_____ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained . . . . . . . . . . . . . . . . . . . . . . . . . . . . _____X____ [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

_____ [4335]          _____ [4570]

D. (k) (3) - Exempted by order of the Commission . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . _____ [4580]

## Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

| Type of Proposed Withdrawal or Accrual (See below for code to enter) | Name of Lender or Contributor | Insider or Outsider ? (In or Out) | Amount to be withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|
| _____ [4600] | _____ [4601] | _____ [4602] | _____ [4603] | _____ [4604] | _____ [4605] |
| _____ [4610] | _____ [4611] | _____ [4612] | _____ [4613] | _____ [4614] | _____ [4615] |
| _____ [4620] | _____ [4621] | _____ [4622] | _____ [4623] | _____ [4624] | _____ [4625] |
| _____ [4630] | _____ [4631] | _____ [4632] | _____ [4633] | _____ [4634] | _____ [4635] |
| _____ [4640] | _____ [4641] | _____ [4642] | _____ [4643] | _____ [4644] | _____ [4645] |
| _____ [4650] | _____ [4651] | _____ [4652] | _____ [4653] | _____ [4654] | _____ [4655] |
| _____ [4660] | _____ [4661] | _____ [4662] | _____ [4663] | _____ [4664] | _____ [4665] |
| _____ [4670] | _____ [4671] | _____ [4672] | _____ [4673] | _____ [4674] | _____ [4675] |
| _____ [4680] | _____ [4681] | _____ [4682] | _____ [4683] | _____ [4684] | _____ [4685] |
| _____ [4690] | _____ [4691] | _____ [4692] | _____ [4693] | _____ [4694] | _____ [4695] |

TOTAL     $ _____ [4699]

OMIT PENNIES

Instructions:  Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:     DESCRIPTION

1.          Equity Capital

2.          Subordinated Liabilities

3.          Accruals

4.          15c3-1(c) (2) (iv) Liabilities



**KUCZAK**
**& ASSOCIATES, P.A.**

CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 300
Bel Air, MD 21014

Independent Auditors' Report on Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors
TLS Financial Services, Inc.

In planning and performing our audit of the financial statements of TLS Financial Services, Inc. for the year ended December 31, 2014, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3(k)(2)(i). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a reportable condition under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level that risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving segregation of duties that we consider to be a material weakness as described above. This condition was considered in determining the nature, timing and extent of procedures performed in our audit of TLS Financial Services, Inc., for the year ended December 31, 2014 and this report does not affect our report thereon dated January 19, 2015.

The Company does not have an adequate segregation of duties over accounting transactions. This condition increases the possibility that errors or irregularities may occur and not be detected on a timely basis. When this condition exists, management's close supervision and review of accounting information is the best means of preventing or detecting errors and irregularities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2014, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Kunjh & Associates, P.A.

Bel Air, Maryland
January 19, 2015